Notice to ASX Bank of America Global Metals, Mining & Steel Conference 2023 16 May 2023 Rio Tinto Chief Executive Jakob Stausholm is presenting today at the Bank of America Global Metals, Mining & Steel Conference in Barcelona, Spain at 10am (CET) / 9am (BST). The presentation is attached and is also available at https://www.riotinto.com/en/invest/presentations/2023/boa-metals-mining-steel-2023, along with the webcast replay. EXHIBIT 99.6

Notice to ASX 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Alyesha Anderson M +61 434 868 118 Media Relations, Americas Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Investor Relations, United Kingdom Menno Sanderse M +44 7825 195 178 David Ovington M +44 7920 010 978 Danielle Smith M +44 7788 190 672 Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948 Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary. riotinto.com

Jakob Stausholm Building an even stronger Rio Tinto Bank of America Global Metals, Mining & Steel conference Barcelona, 16 May 2023 Simandou, Guinea

©2023, Rio Tinto, All Rights Reserved 2 Cautionary and supporting statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (together with their subsidiaries, “Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statements. Forward-looking statements This presentation includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this report, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with the Ukraine conflict and the Covid-19 pandemic. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to: an inability to live up to Rio Tinto’s values and any resultant damage to its reputation; the impacts of geopolitics on trade and investment; the impacts of climate change and the transition to a low-carbon future; an inability to successfully execute and/or realise value from acquisitions and divestments; the level of new ore resources, including the results of exploration programmes and/or acquisitions; disruption to strategic partnerships that play a material role in delivering growth, production, cash or market positioning; damage to Rio Tinto’s relationships with communities and governments; an inability to attract and retain requisite skilled people; declines in commodity prices and adverse exchange rate movements; an inability to raise sufficient funds for capital investment; inadequate estimates of ore resources and reserves; delays or overruns of large and complex projects; changes in tax regulation; safety incidents or major hazard events; cyber breaches; physical impacts from climate change; the impacts of water scarcity; natural disasters; an inability to successfully manage the closure, reclamation and rehabilitation of sites; the impacts of civil unrest; the impacts of the Ukraine conflict and the Covid-19 pandemic; breaches of Rio Tinto’s policies, standard and procedures, laws or regulations; trade tensions between the world’s major economies; increasing societal and investor expectations, in particular with regard to environmental, social and governance considerations; the impacts of technological advancements; and such other risks identified in Rio Tinto’s most recent Annual Report and accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this report. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward- looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Nothing in this presentation should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share. Past performance cannot be relied on as a guide to future performance. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release, Annual Report and accounts in Australia and the United Kingdom and/or the most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to, or filed with, the SEC. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof.

©2023, Rio Tinto, All Rights Reserved 3 Finding better ways for 150 years Mountain ridge above Canga East Camp, Simandou, GuineaThe Rio Tinto mine, southern Spain, in the late 1800s

+11% ©2023, Rio Tinto, All Rights Reserved 4 Executing our strategy Improving performance Strong momentum from Pilbara Iron Ore Shaping our portfolio for the future 260 280 300 320 340 360 Q1 Q2 Q3 Q4 2022 2022 2022 2022 2023 Mine production ranges by quarter1 (2019 to 2022, Mtpa) 1Minimum and maximum range is based on annualised quarterly figures for the period 2019-2022 Ore bodies Oyu Tolgoi/TRQ Simandou Rincon Investing in the health of the existing business Assets People Rhodes Ridge La Granja Asset sales Cortez gold royalty Roughrider uranium

Traditional demand Energy Transition demand ©2023, Rio Tinto, All Rights Reserved 5 Outlook underpins a strong Rio Tinto for the long term Unlocking options for growth Lithium, nickel and cobaltAluminium Copper Total demand growth 3.9% CAGR between 2022 and 2035 with net demand uplift from Traditional and Energy Transition broadly equal Steel (Fe units) 1Copper equivalent demand uses average annual prices from 2017-22 with finished steel demand in iron ore equivalent units. Energy Transition demand calculated on a gross basis. Based on Rio Tinto’s Competitive Leadership scenario. The contribution to growth is based on a net basis, for example, electric vehicles generate incremental demand for copper but actually contain less steel than internal combustion engines | 2Onshore wind vs. offshore wind. | 3Framed vs. frameless panels. | 4Electric vehicle requirements assume an average battery size of 55 kWh (2021). This is forecast to increase by 2030. Total commodity demand by 2035 (<2°C scenario, Cu eq)1 Each 1MW wind turbine requires2: 85-210t steel 2-12t Cu 1-2t Al ~200kg rare earths Each 1MW solar panel requires: 35-45t steel 4.5t Cu 3.5-8t Al3 Each electric vehicle4 requires: 900kg steel 80kg Cu 280kg Al ~40kg Li2CO3 eq 2022 2022 2035 2035

©2023, Rio Tinto, All Rights Reserved 6 Steel and iron ore are core to a decarbonising world 2010 2022 2030 2040 2050 1.3 1.8 1.9 2.0 2.1 1Based on CRU’s Steel Long-term market outlook, October 2022 (Note: DRI = Direct Reduced Iron / HBI = Hot Briquetted Iron) 2022-50 CAGR +0.1% (0.3%) (1.2%) +4.6% (0.3%) +2.7% 2.4% 0.6% Steel is critical to the energy transition and to fulfil traditional demand (rising demand from India and emerging countries) Primary ore will continue to be a very large source of iron units Rio Tinto will actively support the multi-decade decarbonisation of global steel production China RoW JKT India Europe North America CAGRx% Total finished steel demand by region1 (Bt) 2020 2030 2040 2050 0 1 2 3 DRI/HBI production1 (Mt) 2022-50 CAGR -0.6% Global iron ore demand1 (Bt) 0 200 400 600 2020 2030 2040 2050

©2023, Rio Tinto, All Rights Reserved 7 Building for our longer term success Care Courage Curiosity Finding better ways to provide the materials the world needs Excel in development Best operator Impeccable ESG Unlocking a strong pipeline of options ELYSISTM AP60 Oyu Tolgoi Kennecott Resolution Western Range Simandou Rhodes Ridge Rincon Other lithium Copper Aluminium High-quality iron ore Minerals Winu NutonTM La Granja Growing value and future dividend potential BlueSmeltingTM Scandium